Annual Report



Farmers & Merchants Bancorp, Inc.

Cover photo of Beck Farm, Fulton Co. Rd. 21 by Jay Budde
Permission to print photo granted by Vern and Mary Beck

MESSAGE FROM MANAGEMENT:

As the year 2002 drew to a close, the management and associates of Farmers & Merchants Bancorp, Inc. mirrored the nation in demonstrating the capacity for meeting the challenges of change. The ability to remain focused on the company's long-term goals while working through this period is a testament to the dedication of our personnel and the fundamental strength of our organization. Perhaps the start of this decade, in fact century, foretold of the turbulent challenging times that would lie ahead. Remember the dire warning of the year 2000 rollover and the basic nonevent it turned out to be. Since the time change, the new millennium has provided unending challenges. We have weathered the terrorist attack on domestic soil, the lowest rate environment in over forty years, accounting scandals that shake the public trust in private industry, and drops in the stock market being compared to pre-depression times.

The last few years have reinforced the adage- "never say never". Predicting any future trends or rate environment seems difficult. The mortgage activity these past five months has provided a needed revenue source. The return of investor's money back to banking has made most banks flush with deposits. As the stock market begins its slow rebound, an eye will be kept on the deposit levels to insure adequate liquidity in the system.

The current rate environment has hit our population living on fixed incomes the hardest, especially the elderly. We have felt the pain of a tightened interest margin, as have they of losing interest income. Risk management and strategic planning have proven to be essential for maintaining success. While we are not completely satisfied with our 2002 results, we have been able to weather the turbulent times with positive dependable results.

During the course of 2002, we did move ahead with initiatives that we believe will enhance shareholder value for years to come. Our guiding principles have been twofold: 1) To build a financial services company that delivers a broad range of high-value products through a sales culture that builds deep relationships with our customers. 2) To create long-term shareholder value through a diversified earnings stream, effective risk management and superior technical and operational efficiencies. Farmers & Merchants Bancorp, Inc. expects to achieve continued growth through relationship banking with customized services and local decision making.

2003 brings with it renewed expectations of better times. Recovery, slow but sure with the end of the second quarter reinforcing the structure for the remainder of the year. What is missing from the historical comparison in the first paragraph? Think back to the mid 70's and the prices of oil. The wild card in all of this is the eminent threat of war. As all Americans, we stand ready to face the challenges ahead.

Farmers & Merchants Bancorp, Inc. is looking ahead to a year of growth and expanded opportunity. We are grateful for the contributions of our employees and the support of our customers and friends. We hope the new year will bring peace and prosperity for all.

Joe E. Crossgrove
President/CEO

Eugene D. Bernath
Chairman of the Board

FARMERS & MERCHANTS BANCORP, INC.

CONTENTS

Audited Consolidated Financial Statements

and wholly owned subsidiaries December 31, 2002

BOARD OF DIRECTORS

Eugene D. Bernath
Chairman of the Board
The Farmers & Merchants State Bank

Dexter L. Benecke
President
Viking Trucking, Inc.
Vice President, SanJan, Inc.

Jerry L. Boyers
President
Edifice Construction Management

Joe E. Crossgrove
President / Chief Executive Officer
The Farmers & Merchants State Bank

Robert G. Frey
President
E. H. Frey & Sons, Inc.
President
Yoder & Frey, Inc.

Julian Giovarelli
President
GIO Sales, Inc.

Jack C. Johnson
President
Hawk's Clothing Inc.
Partner
REJO Partnership

Dean E. Miller
President
MBC Holdings, Inc.

Anthony J. Rupp
President
Rupp Furniture Co.

David P. Rupp, Jr.
Attorney
Plassman, Rupp, Hensal, Short & Hagans

James C. Saneholtz
President
Saneholtz-McKarns, Inc.

Maynard Sauder
Chairman
Sauder Woodworking Co.

Merle J. Short
Farmer
President
Promow, Inc.

Steven J. Wyse
President
SteelinQ Systems, Inc.

DIRECTOR EMERITUS

Lee E. Graffice
Charles E. Lugbill

Dale L. Nafziger
Harold H. Plassman
James L. Provost

Kenneth E. Stamm
Robert V. Whitmer

ARCHBOLD MAIN OFFICE

Eugene D. Bernath
Chairman of the Board

Joe E. Crossgrove
President
Chief Executive Officer
Cashier

Maynard Sauder
Vice Chairman of the Board

Dean E. Miller
Vice President of the Board

Edward A. Leininger
Executive Vice President
Chief Operating Officer
Sr. Commercial Loan Officer

Rex D. Rice
Executive Vice President
Chief Lending Officer

Barbara J. Britenriker
Senior Vice President
Comptroller
Chief Financial Officer

Allen G. Lantz
Senior Vice President
Branch Administrator

George Jelen
Vice President
Secondary Mortgage Director

Randal H. Schroeder
Vice President
Senior Operations Officer

Michael D. Culler
Vice President
Senior Agri Finance Officer

Diann K Meyer
Vice President
Human Resource Director

Kent E. Roth
Auditor
Security Officer

Marilyn K. Johnson
Asst. Vice President
Compliance & CRA Officer

J. Scott Miller
Asst. Vice President
Agri Loan Officer

Judith A. Warncke
Asst. Vice President
Marketing Director

Douglas A. Bernath
Asst. Cashier
Financial Advisor

Jane C. Bruner
Asst. Cashier
Operations Supervisor

Jay A. Budde
Asst. Cashier
E-Commerce Director

Ruth Ann Dunn
Asst. Cashier
Loan Document Administrator

Nancy J. Figy
Asst. Cashier
Administrative Asst. Agri Finance

Brett J. Kahrs
Asst. Cashier
Senior Investment Executive

Norma J. Kauffman
Asst. Cashier
Deposit Administrator

Gloria J. Lauber
Asst. Cashier
Mortgage Loan Director

Ryan D. Miller
Asst. Cashier
Commercial Lender

Lillis F. Nowaczyk
Asst. Cashier
Consumer Loan Director

Kelby J. Schmucker
Asst. Cashier
Credit Analyst

Diane J. Swisher
Asst. Cashier
Central Processing Supervisor

Lydia A. Huber
Executive Administrative Assistant
Asst. Corporate Secretary

ARCHBOLD WOODLAND OFFICE

Deborah L. Shinabery
Asst. Vice President
Branch Manager

Arthur J. Short
Asst. Cashier
Asst. Branch Manager

ARCHBOLD ADVISORY BOARD

Bruce C. Lauber
President
Lauber Manufacturing Co.

Michael D. Krebs
President
Laub Auto Parts, Inc.

Gene Schaffner
Farmer

George F. Stotzer
Partner
Stotzer Do-It Center

Larry M. Wendt
Farmer
President of Board of Directors
Ridgeville Telephone

WAUSEON SHOOP OFFICE

Gloria Gunn
Asst. Vice President
Branch Manager

Susan Dieringer
Asst. Cashier
Asst. Branch Manager

Jerry A. Borton
Asst. Vice President
Agri Loan Officer

Susan C. Pike
Asst. Cashier
Credit Card Administrator

WAUSEON DOWNTOWN OFFICE

Carol J. England
Asst. Vice President
Branch Manager
Corporate Secretary

Jean E. Horwath
Asst. Cashier
Asst. Branch Manager

WAUSEON ADVISORY BOARD

Richard L. Elrod
President
Mustang Corporation

Warren A. Kahrs
President
Kahrs Tractor Sales, Inc.

Joseph H. Kolb
Owner
Kolb & Son

Sandra K. Barber
Fulton County Recorder
Chairman, Ohio Lottery Commission

Dr. Kenneth H. Kling
Owner
Fulton County Vision Services

STRYKER OFFICE

Ronald D. Short
Asst. Vice President
Branch Manager

Patti L. Rosebrock
Asst. Cashier
Asst. Branch Manager

STRYKER ADVISORY BOARD

Fred W. Grisier
Retired
Grisier Funeral Home

Steven J. Planson
Farmer

Richard E. Raker
Retired
Raker Oil Company

William J. Brenner
Attorney

WEST UNITY OFFICE

Lewis D. Hilkert
Senior Vice President
Branch Manager

Patricia R. Burkholder
Asst. Cashier
Asst. Branch Manager

WEST UNITY ADVISORY BOARD

Ben G. Westfall
President
Westfall Realty, Inc.

Ted W. Maneval
Farmer

R. Burdell Colon
President
Rup-Col, Inc.

Charles W. Klinger
Pharmacist
Klinger Pharmacy

Michael L. Richer
Farmer

DELTA OFFICE

Cynthia K. Knauer
Asst. Vice President
Branch Manager

Beth A. Bay
Asst. Cashier
Asst. Branch Manager

DELTA ADVISORY BOARD

Terry J. Kaper
Attorney
Barber, Kaper, Stamm & Robinson

Robert E. Gilders
Chairman
GB Manufacturing

Eugene Burkholder
President
Falor Farm Center

Al Kreuz
Retired Fulton County Commissioner

Donald G. Gerdes
Human Resource Manager
Worthington Steel, Delta

BRYAN EAST HIGH OFFICE

David C. Frazer
Asst. Vice President
Branch Manager

Carol L. Church
Asst. Cashier
Asst. Branch Manager

BRYAN SOUTHTOWNE OFFICE

Michael T. Smith
Asst. Vice President
Branch Manager

Ruth M. Ford
Asst. Cashier
Asst. Branch Manager

Richard S. Bruce
Vice President
Commercial Loan Officer

BRYAN ADVISORY BOARD

Rusty Brunicardi
President/Chief Executive Officer
Community Hospitals of Williams Co., Inc.

Dr. C. Nicholas Walz
President
Bryan Medical Group

D. Robert Shaffer
Farmer

Paul R. Manley
Director of Intercompany Synergies
Sauder Woodworking Co.

Garry Courtney
President/CEO
C.E. Electronics

MONTPELIER WEST MAIN OFFICE

Kelly L. Bentley
Asst. Cashier
Branch Manager

Jeannie L. VonDeylen
Asst. Branch Manager

MONTPELIER EASTSIDE OFFICE

Kelly L. Bentley
Asst. Cashier
Branch Manager

Barry R. VonDeylen
Asst. Branch Manager

MONTPELIER ADVISORY BOARD

Gregory D. Shoup
President
Peltcs Lumber Co., Inc.

Robert D. Mercer
President
Bob Mercer Realty and Auctions

Richard S. Dye
Self-employed

George B. Rings
Pharmacist
Rings Pharmacy

NAPOLEON OFFICE

Stephen E. Jackson
Asst. Vice President
Branch Manager

Michael F. Schnitkey
Asst. Cashier
Agri Loan Officer

Diana J. Dennie
Asst. Cashier
Asst. Branch Manager

Gary W. Spencer
Vice President
Commercial Loan Officer

NAPOLEON ADVISORY BOARD

Barbara C. Schie
Office Manager
Fulton Anesthesia Associates, Inc.

James J. Van Poppel
President
Van Poppel Limited

David M. Damman
Farm Drainage Contractor
Farmer

Dennis L. Meyer
Realtor
Reiser Realty

SWANTON OFFICE

Barry N. Gray
Asst. Vice President
Branch Manager

Debra J. Kauffman
Asst. Cashier
Asst. Branch Manager

SWANTON ADVISORY BOARD

Anthony G. Fry
Member
Select Stone LLC

Lisa J. Mitchell
Owner / Manager
Swanton Health Care Center

Daniel P. McQuade
Attorney
The McQuades Co., LPA

Norman Zeiter
President / Owner
Swanton Welding Co.

DEFIANCE OFFICE

David A. Kunesh
Asst. Vice President
Branch Manager

Lillian Sue Cuevas
Asst. Cashier
Asst. Branch Manager

Krouse, Kern & Co., Inc.
CERTIFIED PUBLIC ACCOUNTANTS

6509 MUTUAL DRIVE
FORT WAYNE, INDIANA 46825

219-496-8297
FAX 219-496-8187

1210 WEST HIGH STREET
BRYAN, OHIO 43506

419-636-4569
FAX 419-636-4560

110 WEST AIRPORT HIGHWAY
SUITE 203
SWANTON, OHIO 43558

419-826-9855

January 10, 2003

Board of Directors
Farmers & Merchants Bancorp, Inc.
Archbold, Ohio

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated balance sheets of Farmers & Merchants Bancorp, Inc. and subsidiaries, Archbold, Ohio, as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmers & Merchants Bancorp, Inc. and subsidiaries, as of December 31, 2002 and 2001, and the results of its consolidated operations and cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Krouse, Kern & Co., Inc.

KROUSE, KERN & CO., INC.
Fort Wayne, Indiana

FARMERS & MERCHANTS BANCORP, INC.

Consolidated Balance Sheets

December 31, 2002 and 2001

ASSETS

	(In Thousands)	
	2002	2001
Cash and due from banks	$ 18,508	$ 17,842
Interest bearing deposits with banks	279	146
Investment securities at market	178,793	172,963
Federal Home Loan Bank stock	3,328	3,178
Loans, less allowance for loan losses of $6,400 for 2002 and $7,275 for 2001	491,021	453,836
Loans held for resale	6,076	13,788
Finance lease receivable	418	619
Bank premises and equipment-net	15,034	12,332
Accrued interest and other assets	13,029	8,922
TOTAL ASSETS	$ 726,486	$ 683,626

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
LIABILITIES:		
Deposits:		
Demand	$ 43,808	$ 41,991
NOW accounts	103,316	84,763
Savings	99,657	111,213
Time	329,592	328,190
Total Deposits	576,373	566,157
Federal funds purchased	9,570	5,595
Securities sold under agreement to repurchase	28,630	20,944
Other borrowings	28,696	17,410
Dividend payable	650	715
Accrued interest and other liabilities	4,829	2,455
Total Liabilities	648,748	613,276
SHAREHOLDERS' EQUITY:		
Common stock, $500 par value - authorized 1,300,000 shares; issued and outstanding 1,300,000 shares	12,677	12,677
Undivided profits	61,345	56,092
Accumulated other comprehensive income	3,716	1,581
Total Shareholders' Equity	77,738	70,350
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 726,486	$ 683,626

See Accompanying Notes to Consolidated Financial Statements.

FARMERS & MERCHANTS BANCORP, INC.

Consolidated Statements of Income

for the years ended December 31, 2002, 2001 and 2000

	(In Thousands)(Except for Per Share Amounts)		
	2002	2001	2000
INTEREST INCOME:			
Interest and fees on loans	$ 35,309	$ 40,728	$ 42,661
Interest and Dividends on Investment Securities:			
U.S. Treasury and government agency	5,378	4,981	3,829
State and local governments	2,280	1,798	1,513
Corporate debt securities	224	528	544
Dividends	150	206	209
Interest on federal funds sold	58	473	130
Interest on deposits in banks	25	231	4
Total Interest Income	43,424	48,945	48,890
INTEREST EXPENSE:			
Deposits	17,574	22,947	22,299
Borrowed funds	1,405	2,501	3,210
Total Interest Expense	18,979	25,448	25,509
Net Interest Income	24,445	23,497	23,381
PROVISION FOR LOAN LOSSES	2,194	2,632	1,496
NET INCOME AFTER PROVISION FOR LOAN LOSS	22,251	20,865	21,885
OTHER INCOME:			
Service charges on deposit accounts	2,032	1,899	1,745
Other service charges and fees	2,216	1,686	1,308
Gains (loss) on sale of loans	1,260	424	112
Mortgage servicing rights income	292	1,722	113
Net securities gains (losses)	76	228	-
Total Other Income	5,876	5,959	3,278
OTHER EXPENSES:			
Salaries and wages	7,201	7,059	6,542
Pension and other employee benefits	2,140	1,937	1,603
Occupancy expense (net)	444	482	432
Furniture and equipment	1,566	1,444	1,178
Data processing fees	1,022	1,001	758
Franchise taxes	815	842	772
Mortgage servicing rights expense	902	911	129
Other operating expense	3,650	3,500	3,240
Total Other Expenses	17,740	17,176	14,654
INCOME BEFORE INCOME TAXES	10,387	9,648	10,509
INCOME TAXES	2,989	2,892	3,118
NET INCOME	$ 7,398	$ 6,756	$ 7,391
NET INCOME PER SHARE - BASIC	$ 5.69	$ 5.20	$ 5.69
WEIGHTED AVERAGE SHARES OUTSTANDING	1,300,000	1,300,000	1,300,000

See Accompanying Notes to Consolidated Financial Statements.

FARMERS & MERCHANTS BANCORP, INC.

Consolidated Statements of Changes in Shareholders' Equity
for the years ended December 31, 2002, 2001 and 2000

	(In Thousands)		
	Common Stock	Undivided Profits	Accumulated Other Comprehensive Income
BALANCE AT DECEMBER 31, 1999	$ 12,677	$ 45,975	$ (763)
Comprehensive income:			
Net income for 2000	-	7,391	-
Other comprehensive income net of tax:			
Unrealized gain on Available-For-Sale securities (net of tax effect of $853)	-	-	1,658
Cash dividends ($1.50 per share)	-	(1,950)	-
BALANCE AT DECEMBER 31, 2000	12,677	51,416	895
Comprehensive income:			
Net income for 2001	-	6,756	-
Other comprehensive income net of tax:			
Unrealized loss on Available-For-Sale securities (net of tax effect of $431)	-	-	836
Reclassification adjustment for gain on sale of Available-For-Sale securities (net of tax)	-	-	(150)
Cash dividends ($1.60 per share)	-	(2,080)	-
BALANCE AT DECEMBER 31, 2001	12,677	56,092	1,581
Comprehensive income:			
Net income for 2002	-	7,398	
Other comprehensive income net of tax:			
Unrealized gain on Available-For-Sale securities (net of tax effect of $1,126)	-		2,185
Reclassification adjustment for gain on sale of Available-For-Sale securities (net of tax)			(50)
Cash dividends ($1.65 per share)	-	(2,145)	-
BALANCE AT DECEMBER 31, 2002	$ 12,677	$ 61,345	$ 3,716

See Accompanying Notes to Consolidated Financial Statements.

FARMERS & MERCHANTS BANCORP, INC.
Consolidated Statements of Cash Flows
for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
	(In Thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 7,398	$ 6,756	$ 7,391
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	1,345	1,282	1,096
Amortization of servicing rights	902	911	129
Amortization of securities premiums/discounts	1,360	278	222
Provision for loan losses	2,194	2,632	1,496
Provision for deferred income taxes	245	365	(55)
(Gain) loss on sale of other	(26)	21	(80)
(Gain) loss on sale of securities	(76)	(228)	-
Originations of mortgage loans held for sale	(149,938)	(141,754)	(21,553)
Proceeds from mortgage loans held for sale	143,862	128,293	21,727
Net change in other assets/liabilities	1,101	(2,027)	(2,807)
Net Cash Provided by Operating Activities	8,367	(3,471)	7,566
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of premises, equipment, & other real estate	(4,551)	(3,469)	(1,276)
Proceeds from sale of premises, equipment, & other real estate	424	195	15
Purchase of life insurance contracts	(5,057)	-	-
Maturity proceeds of available-for-sale securities	65,280	46,212	28,427
Sale proceeds of available-for-sale securities	8,282	10,882	-
Purchase of available-for-sale securities	(77,508)	(116,015)	(36,660)
Net increase in loans and leases	(25,390)	23,230	(25,585)
Net Cash Used by Investing Activities	(38,520)	(38,965)	(35,079)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	10,215	49,694	13,297
Net change in short-term borrowings	11,661	7,636	11,560
Proceeds from other borrowings	15,000	5,000	27,000
Payments on other borrowings	(3,714)	(18,377)	(21,253)
Payment of dividends	(2,210)	(1,950)	(2,015)
Net Cash Provided by Financing Activities	30,952	42,003	28,589
Net Change in Cash and Cash Equivalents	799	(433)	1,076
CASH AND CASH EQUIVALENTS - January 1	17,988	18,421	17,345
CASH AND CASH EQUIVALENTS - December 31	$ 18,787	$ 17,988	$ 18,421
RECONCILIATION OF CASH AND CASH EQUIVALENTS:			
Cash and due from banks	$ 18,508	$ 17,842	$ 17,951
Interest bearing deposits	279	146	100
Federal funds sold	-	-	370
	$ 18,787	$ 17,988	$ 18,421
SUPPLEMENTARY CASH FLOWS DISCLOSURES:			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 19,370	$ 25,665	$ 25,155
Income taxes	1,316	3,480	4,334

See Accompanying Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

NATURE OF ACTIVITIES:

The consolidated income of Farmers & Merchants Bancorp, Inc. is principally from income of the bank subsidiary, The Farmers & Merchants State Bank. The subsidiary Bank grants agribusiness, commercial, consumer and residential loans to customers primarily in northwest Ohio and accounts for 99% of the consolidated revenues.

CONSOLIDATION POLICY:

The consolidated financial statements include the accounts of Farmers & Merchants Bancorp, Inc. and its wholly-owned subsidiaries, The Farmers & Merchants State Bank (the Bank), a commercial banking institution, and the Farmers & Merchants Life Insurance Company, a life, accident and health insurance company. All material inter-company balances and transactions have been eliminated.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the agricultural industry.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

CASH AND CASH EQUIVALENTS:

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. This includes cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one day periods.

INVESTMENT SECURITIES:

Debt securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

LOANS:

Loans are stated at the amount of unpaid principal, reduced by unearned discounts and deferred loan fees and costs, as well as, by the allowance for loan losses. Interest on commercial, installment, and real estate loans is accrued on a daily basis based on the principal outstanding.

Generally, a loan (including a loan considered impaired under Statement 114, "Accounting by Creditors for Impairment of a Loan") is classified as nonaccrual and the accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest and these loans are placed on a "cash basis" for purposes of income recognition. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal and accrued interest, and the loan is in the process of collection.

Loans held for resale are valued at the lower of aggregate cost or market, market determined by current market quotations.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

LOANS (Continued):

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as a net adjustment to the related loan's yield. The Bank is generally amortizing these costs over the contractual life of such loans. Fees related to standby letters of credit are recognized at the beginning of the commitment period.

ALLOWANCE FOR LOAN LOSSES:

The allowance for possible loan losses is established through a provision for loan losses charged against income. Loans deemed to be uncollectible and changes in the allowance relating to impaired loans are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level believed to be adequate by management to absorb probable loan losses inherent in the loan portfolio for on and off balance sheet credit exposure as of the balance sheet dates. Management's evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated future cash flows. This evaluation is inherently subjective as it may require material estimates including the amount and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

SERVICING ASSETS AND LIABILITIES:

It is the Bank's policy to service loans it has sold to FREDDIE MAC. When the Bank undertakes an obligation to service financial assets, it recognizes either a servicing asset or a servicing liability for that servicing contract at its fair market value. Servicing assets and liabilities are to be amortized in proportion to and over the period of estimated net servicing income. The amount of servicing assets recognized during 2002 was $260 thousand, while servicing assets amortized during 2002 was $901 thousand. Capitalized mortgage servicing rights are included in other assets and totaled $1.025 million and $1.666 million at December 31, 2002 and 2001, respectively. The fair value of recognized servicing assets was $1.9 million, fair value being determined by the present value of expected future cash flows. No valuation allowance is required.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

FINANCE LEASES:

Finance leases are recorded at the sum of the minimum lease payments less any executory costs and profit thereon to be paid and any unguaranteed residual value. If the residual is guaranteed, it is included in the minimum lease payments. The difference between the gross investment in the lease and the cost is recorded as unearned income, which is amortized over the lease term by the interest method. The unearned interest is included in the balance sheet as a deduction from the related gross investment, which results in the net investment in the lease.

BANK PREMISES AND EQUIPMENT:

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is based on the estimated useful lives of the various properties and is computed using accelerated methods. Costs for maintenance and repairs are charged to operations as incurred. Gains and losses on dispositions are included in current operations.

OTHER REAL ESTATE OWNED:

Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas, costs relating to holding the property are expensed. The portion of interest costs relating to the development of real estate are capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value information about financial instruments, both assets and liabilities, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by assumptions used, including the discount rate and estimates of cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FASB Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

NOTE 1. **SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES** (Continued)

FEDERAL INCOME TAX:

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of the allowance for loan losses and available-for-sale securities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Bancorp files consolidated income tax returns with its bank subsidiary.

EARNINGS PER SHARE:

Basic earnings per share are computed based on the weighted average number of shares of common stock outstanding during each year.

NOTE 2. **CASH AND CASH EQUIVALENTS**

Banks are required to maintain reserve funds in vault cash and/or on deposit with the Federal Reserve Bank. The aggregate reserves required at December 31, 2002 and 2001 were $9.2 million and $8.1 million, respectively.

The Company and its subsidiaries maintain cash balances with high quality credit institutions. At times such balances may be in excess of the federally insured limits.

NOTE 3. **INVESTMENT SECURITIES**

The amortized cost and estimated market values of investments in securities as of December 31, are detailed below. Fair market values are based on quoted market prices or dealer quotes.

	(In Thousands)			
	2002			
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Gross Market Value
Available-for-Sale:				
U.S. Treasury	$ 4,125	$ 90	$ -	$ 4,215
U.S. Government agency	97,569	2,834	-	100,403
Mortgage-backed securities	16,123	495	-	16,618
State and local governments	53,683	2,209	32	55,860
Corporate debt securities	1,615	35	-	1,650
Equity securities	47	-	-	47
	$173,162	$ 5,663	$ 32	$178,793

NOTE 3. INVESTMENT SECURITIES (Continued)

	(In Thousands)			
	2001			
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Gross Market Value
Available-for-Sale:				
U.S. Treasury	$ 4,915	$ 123	$ -	$ 5,038
U.S. Government agency	85,257	2,410	82	87,585
Mortgage-backed securities	21,369	122	82	21,409
State and local governments	50,256	806	243	50,819
Corporate debt securities	7,751	86	746	7,091
Commercial paper	974	-	-	974
Equity securities	47	-	-	47
	$170,569	$ 3,547	$ 1,153	$172,963

The gross realized gains and losses for the years ended December 31, are presented below:

	(In Thousands)		
	2002	2001	2000
Gross realized gains	$ 79	$ 228	$ -
Gross realized losses	(3)	-	-
Net Realized Gains	$ 76	$ 228	$ -

The amortized cost and estimated market value of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(In Thousands)	
	Amortized Cost	Fair Value
One year or less	$ 56,838	$ 57,625
After one year through five years	94,771	98,790
After five years through ten years	20,970	21,761
After ten years	536	570
Total	$173,115	$178,746

NOTE 3. INVESTMENT SECURITIES (Continued)

Investments with a carrying value of $131 million and $106.6 million at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and securities sold under repurchase agreements.

NOTE 4. FEDERAL HOME LOAN BANK STOCK

The Federal Home Loan Bank stock is recorded at cost since it is not actively traded, and therefore, has no readily determinable market value. The stock is held as collateral security for all indebtedness of the Bank to the Federal Home Loan Bank.

NOTE 5. LOANS

Loans at December 31, are summarized below:

	(In Thousands)	
Loans:	2002	2001
Real estate	$272,857	$247,545
Commercial and industrial	100,119	96,992
Agricultural (excluding real estate)	66,136	53,717
Consumer and other loans	50,996	54,992
Overdrafts	160	853
Industrial Development Bonds	7,810	7,590
	498,078	461,689
Less: Deferred loan fees and costs	(657)	(578)
	497,421	461,111
Less: Allowance for loan losses	(6,400)	(7,275)
Loans - Net	$491,021	$453,836

The following is a maturity schedule by major category of loans including available for sale loans:

	(In Thousands) Principal Payments Due Within		
	One Year	Two to Five Years	After Five Years
Real estate loans	$ 6,738	$ 24,407	$241,712
Commercial and industrial loans	87,449	32,330	46,476
Consumer, Master Card and overdrafts	8,573	36,449	6,134
Industrial Development Bonds	1,702	1,921	4,187

NOTE 5. LOANS (Continued)

The distribution of fixed rate loans and variable rate loans by major loan category is as follows as of December 31, 2002:

	(In Thousands)	
	Fixed Rate	Variable Rate
Real estate loans	$ 62,940	$216,531
Commercial and industrial loans	70,509	95,208
Consumer, Master Card and overdrafts	49,591	1,565
Industrial Development Bonds	7,810	

$133.7 million in one to four family residential mortgage loans have been pledged as security for loans the Bank has received from the Federal Home Loan Bank.

Senior officers and directors and their affiliated companies were indebted to the Bank in the aggregate of $15.8 and $16.3 million at December 31, 2002 and 2001, respectively. All such loans were made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable loan transactions with other persons. Loans made during 2002 were $124.5 million and repayments were $125 million. In the opinion of management, these loans do not involve more than normal risk of collectibility or possess other unfavorable features.

As of December 31, 2002 and 2001 there were $10.4 million and $3.3 million, respectively of undisbursed loans in process.

Loans for which the Bank is providing collection services is $209.9, $191.7 and $163.5 million for 2002, 2001 and 2000, respectively.

The following is an analysis of the allowance for loan loss:

	(In Thousands)		
	2002	2001	2000
Allowance for Loan Losses			
Balance at beginning of year	$ 7,275	$ 7,160	$ 6,750
Provision for loan loss	2,194	2,632	1,496
Recoveries	1,183	617	1,287
Loans charged off	(4,252)	(3,134)	(2,373)
	$ 6,400	$ 7,275	$ 7,160

NOTE 5. LOANS (Continued)

As of December 31, 2002 and 2001, the recorded investment in impaired loans amounted to approximately $17.9 and $16.2 million, respectively. The average recorded investment in impaired loans amounted to approximately $5.5 million, $12.8 million and $8.6 million for 2002, 2001 and 2000, respectively. Of the loans that were considered impaired for 2002 and 2001, the recorded investment in impaired loans that have a related allowance determined in accordance with SFAS No. 114 was $5.6 million and $5.1 million, respectively for which the related allowance for loan loss was $2.4 million and $3.8 million, respectively. As of December 31, 2002 there were no commitments to lend additional funds to debtors whose loans are not performing.

The Bank stops accruing interest income when a loan is deemed to be impaired, and recognizes interest income when the interest income is actually received. Interest income recognized on impaired loans was $195, $257 and $177 thousand for 2002, 2001 and 2000, respectively.

Loans held for sale are residential mortgage loans that will be sold to FREDDIE MAC. Fair market value has been determined based upon the market in which the Bank normally operates and includes consideration of all open positions, outstanding commitments, and related fees paid. Gains or losses are recognized at settlement dates and are determined by the difference between the sales price and the carrying value. Gains and losses are included in other income.

NOTE 6. FINANCE LEASE RECEIVABLE

Finance leases as of December 31 are as follows:

	(In Thousands) 2002	2001
Gross investment in leases	$ 460	$ 684
Unearned income	(42)	(65)
Finance Lease Receivable	$ 418	$ 619

All amounts are considered collectible, and therefore, no allowance has been provided.

NOTE 7. BANK PREMISES AND EQUIPMENT

The major categories of banking premises and equipment and accumulated depreciation at December 31 are summarized below:

	(In Thousands) 2002	2001
Land	$ 2,769	$ 2,601
Buildings	13,974	10,661
Furnishings	8,470	8,308
	25,213	21,570
Less: Accumulated depreciation	(10,179)	(9,238)
Banking Premises and Equipment (Net)	$ 15,034	$ 12,332

NOTE 8. DEPOSITS

Time deposits at December 31 consist of the following:

	(In Thousands)	
	2002	2001
Time deposits under $100,000	$239,493	$246,455
Time deposits of $100,000 or more	90,099	81,735
	$329,592	$328,190

For each of the five years subsequent to December 31, 2002, maturities for time deposits having a remaining term of more than one year follows:

2002	$213,882
2003	88,920
2004	22,492
2005	2,589
2006 and thereafter	1,709
	$329,592

Deposits to directors, executive officers companies in which they have a direct or indirect ownership as of December 31, 2002 and 2001 amounted to $14.5 million and $10.7 million, respectively.

NOTE 9. REPURCHASE AGREEMENTS

The Bank's policy requires qualifying securities as collateral for the underlying repurchase agreements. As of December 31, 2002 and 2001 securities with a book value of $33.6 million and $33.1 million, respectively, were underlying the repurchase agreements and were under the Bank's control.

NOTE 10. OTHER BORROWINGS

Other borrowings consisted of the following at December 31:

	(In Thousands)	
	2002	2001
Federal Home Loan Bank, various loans due in monthly installments of $105 thousand plus annual payments of $400 thousand including interest at varying rates from 5.40% to 7.05%. Notes are secured by a blanket lien on 100% of the one to four family residential mortgage loan portfolio	$ 28,696	$ 17,410

NOTE 10. OTHER BORROWINGS (Continued)

The following is a schedule by years of future minimum principal payments as of December 31:

2003	$ 13,368
2004	2,656
2005	2,243
2006	1,967
2007	6,611
2008 and thereafter	1,851
	$ 28,696

NOTE 11. FEDERAL INCOME TAXES

Deferred tax assets and liabilities at December 31 are comprised of the following:

	(In Thousands)	
	2002	2001
Deferred Tax Assets:		
Allowance for loan losses	$ 1,890	$ 2,187
Deferred Tax Liabilities:		
Accreted discounts on bonds	193	139
FHLB stock dividends	564	497
Mortgage servicing rights	348	567
Other	95	50
Net unrealized gain on available-for-sale securities	1,914	814
	3,114	2,067
Net Deferred Tax Asset (Liability)	$ (1,224)	$ 120

The Company has not recorded a valuation allowance for deferred tax assets because management believes that it is more likely than not that they will be ultimately realized.

NOTE 11. FEDERAL INCOME TAXES (Continued)

The components of income tax expense for the years ended December 31 are as follows:

	(In Thousands)		
	2002	2001	2000
Current:			
Federal	$ 2,749	$ 2,732	$ 3,173
Deferred:			
Federal	240	160	(55)
	$ 2,989	$ 2,892	$ 3,118

	(In Thousands)		
	2002	2001	2000
Income tax at statutory rates	$ 3,594	$ 3,411	$ 3,485
Tax effect:			
Tax exempt interest	(685)	(596)	(447)
Costs attributable to tax exempt interest, etc.	80	77	80
	$ 2,989	$ 2,892	$ 3,118

NOTE 12. RETIREMENT INCOME PLAN

The Bank has established a 401(k) profit sharing plan which allows eligible employees to save at a minimum one percent of eligible compensation on a pre-tax basis, subject to certain Internal Revenue Service limitations. The Bank will match 50% of employee 401(k) contributions up to four percent of total eligible compensation. In addition the Bank may make a discretionary contribution from time to time as is deemed advisable. A participant is 100% vested in the participant's deferral contributions and employer matching contributions. A seven year vesting schedule applies to employer discretionary contributions.

In order to be eligible to participate, the employee must be 21 years of age, completed six months of service, work 1,000 hours in the plan year and be employed on the last day of the year. Entry dates have been established at January 1 and July 1 of each year.

The plan calls for only lump-sum distributions upon either termination of employment, retirement, death or disability.

Contributions to the 401(k) profit sharing plan for both the employer matching contribution and the discretionary contribution were $509, $472, and $410 thousand for 2002, 2001 and 2000, respectively.

NOTE 13. RELATED PARTY TRANSACTIONS

The Bank has conducted transactions with its officers and directors as set forth in Notes 5 and 8.

NOTE 14. COMMITMENTS AND CONTINGENT LIABILITIES

The Bank's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit, credit card arrangements and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31, is as follows:

	(In Thousands)	
	2002	2001
Commitments to extend credit	$ 92,035	$ 81,654
Credit card arrangements	23,582	23,809
Standby letters of credit	2,706	1,971

Commitments to extend credit, credit card arrangements and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded in the financial statements. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they generally do not present any significant liquidity risk to the Bank.

In the ordinary course of business, the company at times, is subject to pending and threatened legal actions and proceedings. It is the opinion of management that the outcome of any such matters and proceedings would not have a material effect on the financial position of the company.

The Bank was committed in the amount of $561 thousand for the completion of the new operations center as of December 31, 2002.

NOTE 15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Nearly all of the Bank's loans, commitments, and standby letters of credit have been granted to customers in the Bank's market area of northwest Ohio. Most all such customers are depositors of the Bank. Also, investments in state and municipal securities may involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note 5. Standby letters of credit were granted primarily to commercial borrowers.

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation (FDIC). Failure to meet the minimum regulatory requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Bank and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

NOTE 16. REGULATORY CAPITAL REQUIREMENTS

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all the capital adequacy requirements to which it is subject.

As of December 31, 2002 the most recent notification from the FDIC indicated the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Bank's actual and required capital amounts and ratios as of December 31, 2002 and 2001 are as follows:

	Actual		For Capital Adequacy Purposes (a)		To Be Well Capitalized Under the Prompt Corrective Action Provisions (a)	
	(000's) Amount	Ratio	(000's) Amount	Ratio	(000's) Amount	Ratio
As of December 31, 2002:						
Total Risk-Based Capital (to Risk Weighted Assets)						
Consolidated	$ 83,851	16.51%	$ 40,750	8.00%	$ 50,938	10.00%
Farmers & Merchants State Bank	79,702	15.44%	41,300	8.00%	51,626	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	74,008	14.53%	20,375	4.00%	30,563	6.00%
Farmers & Merchants State Bank	63,302	12.26%	20,650	4.00%	30,976	6.00%
Tier 1 Capital (to Adjusted Total Assets)						
Consolidated	74,008	10.19%	29,059	4.00%	43,589	5.00%
Farmers & Merchants State Bank	63,302	8.84%	28,636	4.00%	35,794	5.00%

NOTE 16. REGULATORY CAPITAL REQUIREMENTS (Continued)

	Actual		For Capital Adequacy Purposes (a)		To Be Well Capitalized Under the Prompt Corrective Action Provisions (a)	
	(000's) Amount	Ratio	(000's) Amount	Ratio	(000's) Amount	Ratio
As of December 31, 2001:						
Total Risk-Based Capital (to Risk Weighted Assets)						
Consolidated	$ 76,030	16.78%	$ 36,255	8.00%	$ 45,319	10.00%
Farmers & Merchants State Bank	73,717	15.16%	38,900	8.00%	48,625	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	68,769	15.17%	18,127	4.00%	27,191	6.00%
Farmers & Merchants State Bank	57,625	11.85%	19,451	4.00%	29,177	6.00%
Tier 1 Capital (to Adjusted Total Assets)						
Consolidated	68,769	10.01%	27,488	4.00%	34,360	5.00%
Farmers & Merchants State Bank	57,625	8.39%	27,473	4.00%	34,341	6.00%

(a) The amount and ratios provided are minimums under the regulations.

The Bank is restricted as to the amount of dividends that can be paid. Dividends declared by the Bank that exceed the net income for the current year plus retained income for the preceding two years must be approved by federal and state regulatory agencies. Under this formula dividends of $15.5 million may be paid without prior regulatory approval. Regardless of formal regulatory restrictions, the Bank may not pay dividends that would result in its capital levels being reduced below the minimum requirements shown above.

NOTE 17. FAIR VALUE INFORMATION AND INTEREST RATE RISK

Fair values of financial instruments are management's estimate of the values at which the instruments could be exchanged in a transaction between willing parties. These estimates are subjective and may vary significantly from amounts that would be realized in actual transactions. In addition, other significant assets are not considered financial assets including deferred tax assets, premises, equipment and intangibles. Further, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

NOTE 17. FAIR VALUE INFORMATION AND INTEREST RATE RISK (Continued)

The book values and estimated fair values for on and off-balance sheet financial instruments as of December 31, 2002 and 2001 are reflected below:

	(In Thousands)			
	2002		2001	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets:				
Cash and cash equivalents	$ 18,508	$ 18,508	$ 17,842	$ 17,842
Interest bearing deposits	279	279	146	146
Available-for-sale securities	178,793	178,793	172,963	172,963
Federal Home Loan Bank	3,328	2,899	3,178	3,178
Net loans	497,515	525,585	468,243	489,264
Interest receivable	5,963	5,963	6,287	6,287
Financial Liabilities:				
Deposits	$576,373	$584,707	$566,157	$574,852
Short-term borrowings:				
Federal funds purchased	9,570	9,570	5,595	5,595
Repurchase agreement sold	28,630	28,630	20,944	20,944
Other borrowings	28,696	29,028	17,410	17,766
Interest payable	1,530	1,530	1,921	1,921
Off-Balance-Sheet Financial Instruments				
Commitments to extend credit	$115,617	$115,617	$105,463	$105,463
Standby letters of credit	2,706	2,706	1,971	1,971

The following assumptions and methods were used in estimating the fair value for financial instruments:

CASH AND SHORT-TERM INVESTMENTS:

The carrrying amounts reported in the balance sheet for cash and due from banks and federal funds sold approximate their fair values.

INVESTMENT SECURITIES:

Fair values for securities are based on quoted market prices, where available. If quoted prices are not available, fair values are based on quoted market prices of comparable instruments.

NOTE 17. **FAIR VALUE INFORMATION AND INTEREST RATE RISK** (Continued)

STOCK IN FEDERAL HOME LOAN BANK:

No ready market exists for the stock, and it has no quoted market value. The stock is redeemable at par; therefore, fair value equals cost.

LOANS:

Most commercial and real estate mortgage loans are made on a variable rate basis. For those variable-rate loans that reprice frequently, and with no significant change in credit risk, fair values are based on carrying values. The fair values of the fixed rate and all other loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

DEPOSITS:

The fair values disclosed for deposits with no defined maturities are equal to their carrying amounts, which represent the amount payable on demand. The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair value at the reporting date. Fair value for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

BORROWINGS:

Short-term borrowings are carried at cost that approximates fair value. Other long-term debt was generally valued using a discounted cash flows analysis with a discounted rate based on current incremental borrowing rates for similar types of arrangements, or if not available, based on an approach similar to that used for loans and deposits. Long-term borrowings include their related current maturities.

ACCRUED INTEREST RECEIVABLE AND PAYABLE:

The carrying amounts of accrued interest approximate their fair values.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

The amounts shown under carrying value represent accruals or deferred fees arising from the related off-balance-sheet financial instruments. Fair value for off-balance-sheet financial instruments are based fees currently charged to enter into similar arrangements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

NOTE 17. FAIR VALUE INFORMATION AND INTEREST RATE RISK (Continued)

INTEREST RATE RISK:

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are more likely to prepay in a falling rate environment and less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

NOTE 18. FARMERS & MERCHANTS BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

BALANCE SHEETS

	(In Thousands)	
	2002	2001
ASSETS:		
Cash	$ 655	$ 773
Related party receivables:		
Dividends	325	715
Note receivable	10,000	10,000
Investment in subsidiaries	67,553	59,756
TOTAL ASSETS	$ 78,533	$ 71,244
LIABILITIES:		
Accrued expenses	$ 145	$ 179
Dividends payable	650	715
Total Liabilities	795	894
SHAREHOLDERS' EQUITY:		
Common stock, no par value - 1,500,000 shares authorized; 1,300,000 shares issued	12,677	12,677
Undivided profits	61,345	56,092
Accumulated other comprehensive income	3,716	1,581
Total Shareholders' Equity	77,738	70,350
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 78,533	$ 71,244

NOTE 18. FARMERS & MERCHANTS BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION (Continued)

STATEMENTS OF INCOME

	(In Thousands)		
	2002	2001	2000
INCOME:			
Equity in net income of subsidiaries	$ 7,075	$ 6,409	$ 7,055
Interest income	600	600	600
Total Income	7,675	7,009	7,655
EXPENSES:			
Miscellaneous	35	23	23
Professional fees	20	14	17
Supplies	8	7	7
Taxes	68	30	43
Total Expenses	131	74	90
INCOME BEFORE INCOME TAXES	7,544	6,935	7,565
INCOME TAXES	147	179	174
NET INCOME	$ 7,397	$ 6,756	$ 7,391

NOTE 18. FARMERS & MERCHANTS BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION (Continued)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	(In Thousands)		
	Common Stock	Undivided Profits	Accumulated Other Comprehensive Income
BALANCE at December 31, 1999	$ 12,677	$ 45,975	$ (763)
Comprehensive income:			
Net income for 2000	-	7,391	-
Other comprehensive income net of tax:			
Unrealized gain on Available-For-Sale securities (net of tax effect of $853)	-	-	1,658
Dividends ($1.50 per share)	-	(1,950)	-
BALANCE at December 31, 2000	12,677	51,416	895
Comprehensive income:			
Net income for 2001	-	6,756	-
Other comprehensive income net of tax:			
Unrealized loss on Available-For-Sale securities (net of tax effect of $431)	-	-	836
Reclassification adjustment for gain on sale of Available-For-Sale securities (net of tax)			(150)
Dividends ($1.60 per share)	-	(2,080)	-
BALANCE at December 31, 2001	12,677	56,092	1,581
Comprehensive income:			
Net income for 2002	-	7,397	-
Other comprehensive income net of tax:			
Unrealized loss on Available-For-Sale securities (net of tax effect of $1,126)	-	-	2,185
Reclassification adjustment for gain on sale of Available-For-Sale securities (net of tax)			(50)
Dividends ($1.65 per share)	-	(2,145)	-
BALANCE AT DECEMBER 31, 2002	$ 12,677	$ 61,344	$ 3,716

NOTE 18. **FARMERS & MERCHANTS BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION** (Continued)

STATEMENTS OF CASH FLOWS

	(In Thousands)		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 7,397	$ 6,756	$ 7,391
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Equity in undistributed net income of subsidiaries	(7,075)	(6,409)	(7,055)
Changes in Operating Assets and Liabilities:			
Accrued expenses	271	5	(2)
Net Cash Provided by Operating Activities	593	352	334
CASH FLOWS FROM INVESTING ACTIVITIES:			
Dividends from wholly-owned subsidiaries	1,500	1,665	1,718
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payment of dividends	(2,210)	(1,950)	(2,015)
Net Change in Cash and Cash Equivalents	(117)	67	37
CASH AND CASH EQUIVALENTS - beginning of year	773	706	669
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 656	$ 773	$ 706

FARMERS & MERCHANTS BANCORP, INC.

Five-Year Summary of Consolidated Operations

	2002	2001	2000	1999	1998
Summary of Income:					
Interest income	$ 43,424	$ 48,945	$ 48,890	$ 43,779	$ 42,888
Interest expense	18,979	25,448	25,509	21,150	22,085
Net Interest Income	24,445	23,497	23,381	22,629	20,803
Provision for loan loss	2,194	2,632	1,496	1,637	892
Net interest income after provision for loan loss	22,251	20,865	21,885	20,992	19,911
Other income (expense)	(11,864)	(11,217)	(11,376)	(11,192)	(8,841)
Net income before income taxes	10,387	9,648	10,509	9,800	11,070
Income taxes	2,989	2,892	3,118	3,007	3,413
Net income	$ 7,398	$ 6,756	$ 7,391	$ 6,793	$ 7,657
Per Share of Common Stock:					
Earnings per common share outstanding (Based on weighted average number of shares outstanding):					
Net income	$ 5.69	$ 5.20	$ 5.69	$ 5.23	$ 5.89
Dividends	$ 1.65	$ 1.60	$ 1.50	$ 1.40	$ 1.40
Weighted average number of shares outstanding	1,300,000	1,300,000	1,300,000	1,300,000	1,300,000
Year-end assets	$ 726,486	$ 683,626	$ 635,160	$ 598,529	$ 585,869
Average assets	695,137	663,469	619,075	585,189	553,277
Year-end equity capital	77,738	70,350	64,988	57,889	55,350
Average equity capital	74,495	69,429	61,488	56,862	52,940

FARMERS & MERCHANTS BANCORP, INC.

Quarterly Financial Data

	Quarter Ended in 2002			
	Mar 31	Jun 30	Sep 30	Dec 31
Summary of Income:				
Interest income	$ 11,200	$ 10,662	$ 10,881	$ 10,681
Interest expense	5,016	4,883	4,688	4,392
Net Interest Income	6,184	5,779	6,193	6,289
Provision for loan loss	656	393	537	608
Net interest income after provision for loan loss	5,528	5,386	5,656	5,681
Other income (expense)	(2,955)	(3,230)	(3,234)	(2,445)
Net income before	2,573	2,156	2,422	3,236
income taxes	670	543	641	1,135
Net Income	$ 1,903	$ 1,613	$ 1,781	$ 2,101
Earnings per Common Share	$ 1.46	$ 1.24	$ 1.37	$ 1.62
Average common shares outstanding	1,300,000	1,300,000	1,300,000	1,300,000

	Quarter Ended in 2001			
	Mar 31	Jun 30	Sep 30	Dec 31
Summary of Income:				
Interest income	$ 12,711	$ 12,686	$ 12,029	$ 11,519
Interest expense	6,886	6,541	6,178	5,843
Net Interest Income	5,825	6,145	5,851	5,676
Provision for loan loss	184	486	152	1,810
Net interest income after provision for loan loss	5,641	5,659	5,699	3,866
Other income (expense)	(2,891)	(2,677)	(3,100)	(2,549)
Net income before income taxes	2,750	2,982	2,599	1,317
Income taxes	832	851	713	496
Net Income	$ 1,918	$ 2,131	$ 1,886	$ 821
Earnings per Common Share	$ 1.48	$ 1.64	$ 1.45	$ 0.63
Average common shares outstanding	1,300,000	1,300,000	1,300,000	1,300,000

FARMERS & MERCHANTS BANCORP, INC.

SELECTED FINANCIAL DATA BY MANAGEMENT

Key Ratios:

	1998	1999	2000	2001	2002
Return on averge equity	14.46%	11.95%	12.02%	9.73%	9.93%
Return on average assets	1.38%	1.16%	1.19%	1.02%	1.06%
Loan to deposit ratio	78.33%	92.13%	93.00%	82.71%	86.32%
Capital to assets ratio	9.45%	9.67%	10.23%	10.29%	10.70%


16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
1998
1999
2000
2001
2002
Return on averge equity


Return on average assets
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1998
1999
2000
2001
2002
Return on average assets


100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
1998
1999
2000
2001
2002
Loan to deposit ratio


Capital to assets ratio
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
1998
1999
2000
2001
2002
Capital to assets ratio

FARMERS & MERCHANTS BANCORP, INC.

SELECTED FINANCIAL DATA BY MANAGEMENT

	(In Thousands Except for Per Share Amounts)				
	1998	1999	2000	2001	2002
Loans	$ 401,192	$ 456,617	$ 480,645	$ 468,243	$ 497,515
Total Assets	$ 585,869	$ 598,529	$ 635,160	$ 683,626	$ 726,486
Shareholders' Equity	$ 55,350	$ 57,889	$ 64,988	$ 70,350	$ 77,738
Interest Income	$ 42,888	$ 43,779	$ 48,890	$ 48,945	$ 43,424
Interest Expense	$ 22,085	$ 21,150	$ 25,509	$ 25,448	$ 18,979
Net Interest	$ 20,803	$ 22,629	$ 23,381	$ 23,497	$ 24,445
Other Expense	$ 8,841	$ 11,192	$ 11,376	$ 11,216	$ 11,864
Federal Income Tax	$ 3,413	$ 3,007	$ 3,118	$ 2,892	$ 2,989
Net Income	$ 7,657	$ 6,793	$ 7,391	$ 6,756	$ 7,398
Net Income per Share	$ 5.89	$ 5.23	$ 5.69	$ 5.20	$ 5.69
Dividends per Share	$ 1.40	$ 1.40	$ 1.50	$ 1.60	$ 1.65


$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
1998
1999
2000
2001
2002
Loans
Total Assets
Shareholders' Equity


$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
1998
1999
2000
2001
2002
Interest Income
Interest Expense
Net Interest


$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
1998
1999
2000
2001
2002
Other Expense
Federal Income Tax
Net Income


$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
1998
1999
2000
2001
2002
Net Income per Share
Dividends per Share

SELECTED FINANCIAL DATA BY MANAGEMENT

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

While the economic situation in the United States has been generally flat at best during 2002, Farmers & Merchants Bancorp, Inc. has experienced yet another year of solid growth both in terms of net income and assets. Interest rates have experienced a dramatic drop over the past year. As a result, total interest income dropped from $48.9 million for 2001 and 2000 to $43.4 for 2002. This drop is from a reduction in interest income on loans, even though the loan portfolio grew from $468 million at the end of 2001 to $497 million at the end of 2002. But while the interest that the Company has collected has decreased due to a drop in interest rates, the interest that the Company had to pay also demonstrated a significant decrease. Total interest expense dropped to just under $19 million compared to $25.4 and $25.5 million for 2001 and 2000 respectively. The net result of all of this is that net interest income, interest income less interest expense, increased by almost $1 million to $24.4 million for 2002 compared to $23.5 million for 2001 and $23.4 million for 2000.

The Company was able to reduce the provision for loan loss for 2002 to $2.2 million compared to $2.6 and $1.5 million for 2001 and 2000, respectively. The Bank has worked hard to improve loan quality while making credit available to all of those who are in need and worthy. The reserve for loan losses, an estimate of loans currently in the loan portfolio that might become uncollectible was established at $6.4 million as of December 31, 2002 or 1.3 percent of the total loan portfolio compared to $7.3 million as of December 31, 2001 or 1.5 percent of the loan portfolio at December 31, 2001. This drop is a result of better loan quality, but also the write-off of a significant credit during 2002.

Operating expenses for 2002 were $17.7 million a 3.3 percent growth over 2001 operating expenses of $17.2 million. Operating expenses for 2001 climbed $2.5 million from 2000 levels of $14.6 million.

The net result has been an increase in net income for the Company over 2001 to just under $7.4 million compared to $6.75 million for 2001, and even with the net income of $7.4 million for 2000.

LIQUIDITY

Maintaining sufficient funds to meet depositor and borrower needs on a daily basis continue to be among management's top priorities. This is accomplished not only by the immediately liquid resources of cash, due from banks and federal funds sold, but also by the Company's available for sale securities portfolio. The average aggregate balance of these assets was $195 million during 2002 compared to $159 million for 2001 representing 28.1 percent and 24 percent of total average assets, respectively. Of the almost $179 million of debt securities in the portfolio as of December 31, 2002, $57.6 million or 32 percent of the portfolio is expected to mature in 2003.

CAPITAL RESOURCES

Shareholders' equity was $77.7 million as of December 31, 2002 compared $70 million at December 31, 2001. The company continues to have a strong capital base and its bank subsidiary, The Farmers & Merchants State Bank, continues to maintain regulatory capital ratios that are significantly above the defined regulatory capital ratios.

At December 31, 2002, The Farmers & Merchants State Bank had a total risk-based capital ratio of 15.4% and a 12.2% core capital to risk-based asset ratio that are well in excess of regulatory guidelines. The bank's leverage ratio of 8.8% is also substantially in excess of regulatory guidelines. These ratios compare to 5.1%, 11.9% and 8.4% respectively for 2001, and 14.6%, 11.3% and 8.5%, respectively for 2000.

The Company's subsidiaries are restricted by regulations from making dividend distributions in excess of certain prescribed amounts.

MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates and equity prices. The primary market risk to which The Company is subject is interest rate risk. The majority of the Company's interest rate risk arises from the instruments, positions and transactions entered into for purposes other than trading such as loans, available for sale securities, interest bearing deposits, short term borrowings and long term borrowings. Interest rate risk occurs when interest bearing assets and liabilities reprice at different times as market interest rates change. For example, if fixed rate assets are funded with variable rate debt, the spread between asset and liability rates will decline or turn negative if rates increase.

Interest rate risk is managed within an overall asset/liability framework for the Company. The principal objectives of asset/liability management are to manage sensitivity of net interest spreads and net income to potential changes in interest rates. Funding positions are kept within predetermined limits designed to ensure that risk-taking is not excessive and that liquidity is properly managed. The Company employs a sensitivity analysis in the form of a net interest income to help in this analysis as presented below:

	0 - 90 days	90 - 365 days	1 - 5 years	Over 5 years	Total
Interest Bearing Dep	$ 279	$ -	$ -	$ -	$ 279
Investment Securities	20,205	44,064	93,509	21,015	178,793
Loans	177,844	186,323	67,868	65,804	497,839
Total Rate Sensitive Assets	198,328	230,387	161,377	86,819	676,911
Deposits	150,863	224,522	200,988	-	576,373
Fed Funds Purchased & Agreements to repurchase	38,200	-	-	-	38,200
Other Borrowings	518	1,553	23,259	3,366	28,696
Total Rate Sensitive Liabilities	189,581	226,075	224,247	3,366	643,269
GAP	$ 8,747	$ 4,312	$ (62,870)	$ 83,453	$ 33,642

TRADING MARKET FOR THE COMPANY'S STOCK

The Company's stock is not actively traded on any exchange. The range and sales prices, based upon information that the Company has been made aware, are listed below:

		Stock Prices	
	Quarter	Low	High
2002 — by quarter	1st	$ 85.00	$ 110.00
	2nd	95.00	115.00
	3rd	95.00	112.00
	4th	95.00	115.00
2001 — by quarter	1st	$ 85.00	$ 105.00
	2nd	85.00	115.00
	3rd	90.00	105.00
	4th	90.00	130.00

Dividends declared on a quarterly basis for the last two fiscal years:

	Quarter	2002	2001
Dividends declared per share			
	1st	$ .35	$ .35
	2nd	.40	.35
	3rd	.40	.35
	4th	.50	.55

There are no conditions that currently exist that would indicate that dividends comparable to those paid in the last two years could not be paid in the foreseeable future.

KK

Krouse,Kern&Co.,Inc.
CERTIFIED PUBLIC ACCOUNTANTS

6509 MUTUAL DRIVE
FORT WAYNE, INDIANA 46825

219-496-8297
FAX 219-496-8187

1210 WEST HIGH STREET
BRYAN, OHIO 43506

419-636-4569
FAX 419-636-4560

110 WEST AIRPORT HIGHWAY
SUITE 203
SWANTON, OHIO 43558

419-826-9855

January 10, 2003

To the Board of Directors
The Farmers & Merchants State Bank
Archbold, Ohio

INDEPENDENT AUDITORS' REPORT

We have examined management's assertion included in the accompanying Management Report that The Farmers & Merchants State Bank maintained a system of internal control over financial reporting which is designed to provide reasonable assurance to the Bank's management and Board of Directors regarding the preparation of reliable published financial statements in accordance with accounting principles generally accepted in the United States of America as of December 31, 2002, based upon criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of The Farmers & Merchants State Bank is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assertion based upon our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over financial reporting, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control structure over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that The Farmers & Merchants State Bank maintained a system of internal control over financial reporting which is designed to provided reasonable assurance to the Bank's management and Board of Directors regarding the preparation of reliable published financial statements in accordance with accounting principles generally accepted in the United States of America as of December 31, 2002, is fairly stated, in all material respects, based upon criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Krouse, Kern & Co., Inc.

KROUSE, KERN & CO., INC.
Fort Wayne, Indiana

MANAGEMENT REPORT
as of December 31, 2002

FINANCIAL STATEMENTS

Management of The Farmers & Merchants State Bank is responsible for the preparation, integrity and fair presentation of its published financial statements as of December 31, 2002, and for the year then ended. The financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts, some of which are based on judgments and estimates of management.

INTERNAL CONTROLS

Management is responsible for establishing and maintaining an effective internal control structure over financial reporting. The system contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Management assessed its internal control structure over financial reporting as of December 31, 2002. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that The Farmers & Merchants State Bank maintained an effective internal control structure over financial reporting as of December 31, 2002.

DESIGNATED LAWS

Management is also responsible for compliance with the federal and state laws and regulations relating to safety and soundness, including those designated laws and regulations regarding dividend restrictions and loans to insiders. Based on our assessment, management believes The Farmers & Merchants State Bank complied in all material respects, with those designated laws and regulations for the year ended December 31, 2002.

307-11 North Defiance Street, P.O. Box 216
Archbold, Ohio 43502
Phone (419) 446-2501 • Fax (419) 446-2982

1313 South Defiance Street, P.O. Box 216
Archbold, Ohio 43502
Phone (419) 446-2531 • Fax (419) 446-0254

2002 ANNUAL REPORT PHOTOS



Wauseon Shoop Managers

AVP/Branch Mgr. Gloria Gunn and
Asst. Cashier/Asst. Branch Mgr. Sue Dieringer



Dining at Great Bear Lodge

From Left: Super 55 tour guest,
Carol England, AVP/Downtown Branch Mgr., Duane England

The Farmers & Merchants State Bank



Woodland Branch "Popcorn" Day

James Snyder and AVP/Mgr. Deborah Shinabery



F&M Donates to Quadco Rehabilitation Center

AVP/Stryker Branch Mgr. Ronald Short presents check to
Quadco Representatives

2002 ANNUAL REPORT PHOTOS



F&M Employees Staff Williams Co. Beef Producers Stand

Sr. VP/West Unity Branch Mgr. Lewis Hilkert and
Vickie Grimm, Bryan SouthTowne Secretarial Supervisor



Delta Managers Selling Tickets at Delta Chicken Festival Dinner

AVP/Branch Mgr. Cynthia Knauer and
Asst. Cashier/Asst. Branch Mgr. Beth Bay

The Farmers & Merchants State Bank


HABITAT
FM Investments

Williams County Business & Industry Show F&M Booth

AVP/Bryan E. High Branch Mgr. David Frazer and children, McKenzie and Mason



Bryan SouthTowne Branch Celebrates 10th Anniversary

Seated from left: Marie Wolff, Asst. Teller Supervisor; Vickie Grimm, Secretarial Supervisor; Becky VanArsdalen, Teller; Erin Hallet, Teller

Standing from left: Cherri Andres, Teller; Linda Coy, New Accounts Rep.; Richard Bruce, VP/Commercial Loan Officer; Michael Smith, AVP/ Mgr.; Ruth Ford, Asst. Cashier/Asst. Mgr.; Michelle Robarge, Commercial Loan Secretary; Michelle Knape, Teller Supervisor



Montpelier W. Main Branch Celebrates 10th Anniversary

Jeannie VonDeylen, W. Main Asst. Mgr.; Kelly Bentley, Asst. Cashier/ Montpelier Mgr.; Barry VonDeylen, Eastside Asst. Mgr.



Napoleon Branch Christmas Club Open House

VP/Sr. Agri Finance Officer Michael Culler and AVP/Napoleon Branch Mgr. Stephen Jackson

The Farmers & Merchants State Bank



Swanton Staff Ready for Christmas Club Open House

Front from left: Kathy Keeler, Asst. Teller Supervisor; Hollyn McKibben, Teller; Debra Kauffman, Asst. Cashier/Asst. Mgr.

Back from left: Vicky Bratton, Loan Secretary; Judy Carpenter, Teller Supervisor; Barry Gray, AVP/Mgr.; Carrol Muston, New Accounts Rep.; Joanne Pero, Teller



Defiance Office 1st Anniversary

From left: Stephanie Eckert, Teller; Cheri Helberg, Loan Support; Krystie Landversicht, Teller; L. Sue Cuevas, Asst. Cashier/Asst. Mgr.; David Kunesh, AVP/Mgr.; Cathy Wiedman, Teller Supervisor; Tiffany Browns, Teller

2002 ANNUAL REPORT PHOTOS



Director Dale Nafziger Retires

Seated from left: Eugene Bernath, Chairman of the Board, Dale Nafziger, Joe Crossgrove, President/CEO/Cashier

Standing from left: Maynard Sauder, Vice Chairman and Dean Miller, Vice President



Directors Emeritus

Front from left: Robert Whitmer, Lee Graffice, Dale Nafziger

Back from left: Harold Plassman, Kenneth Stamm, Charles Lugbill



Tellers Receive Honor Roll Awards

From left: Deb Felix, Main Office Teller; Marilyn Short, Main Office Teller Supervisor; Edward Leininger, Exec. VP



Branch Administrator and Managers

Front from left: Kelly Bentley, AC/Montpelier W. Main and Eastside Mgr.; Carol England, AVP/Wauseon Downtown Mgr.; Cynthia Knauer, AVP/Delta Mgr.

Middle from left: Barry Gray, AVP/Swanton Mgr.; Deborah Shinabery, AVP/Archbold Woodland Mgr.; Gloria Gunn, AVP/Wauseon Shoop Mgr.; David Kunesh, AVP/Defiance Mgr.

Back from left: Ronald Short, AVP/Stryker Mgr.; Stephen Jackson, AVP/Napoleon Mgr.; David Frazer, AVP/Bryan E. High Mgr.; Michael Smith, AVP/Bryan SouthTowne Mgr.; Allen Lantz, Sr. VP/Branch Administrator; Lewis Hilkert, Sr. VP/West Unity Mgr.



F&M Ag Appreciation Day

AVP/Agri Loan Officer Scott Miller and Max Wyse, Inventory Controller at Pettisville Grain